EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2023. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Jun 2023 £m

Equity
Ordinary shareholders’ equity	37,291
Other equity instruments	6,940
Non-controlling interests	251
Total equity	44,482

Indebtedness
Subordinated liabilities	9,857
Debt securities
Debt securities in issue	79,264
Liabilities designated at fair value through profit or loss	4,954
Total debt securities	84,218
Total indebtedness	94,075

Total capitalisation and indebtedness	138,557
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2023, all indebtedness was unsecured except for £16.0 billion of securitisation notes and covered bonds and £1.2 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 June 2023.
There has been no material change in the information set forth in the table above since 30 June 2023.